UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 000-12382

                           NOTIFICATION OF LATE FILING

(Check one):   [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-KF   [X] Form 10-Q
               [ ] Form 10D    [ ] Form N-SAR  [ ] Form N-CSR

                       For Period Ended: December 31, 2006


[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

           For the Transition Period Ended:   Not applicable.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                     PART I
                             REGISTRANT INFORMATION

 Full name of registrant:  TechnoConcepts, Inc.

 Former name, if applicable:  Not Applicable

 Address of principal executive office:      6060 Sepulveda Blvd., Suite 202
                                             Van Nuys, CA 91411


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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company's independent auditors were not able to advise the Company of the completion of their review of the interim consolidated financial statements included in the Company's quarterly report on Form 10-QSB for the quarterly period ended December 31, 2006. The quarterly report will be filed within five days.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

       Michael Handelman            (818)                    988-3364
       -------------------------------------------------------------------
       (Name)                    (Area Code)            (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [x] No


      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               TechnoConcepts, Inc
                               -------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the underwigned thereunto duly authorized.

Date: February 14, 2007            By:  /s/ Michael Handelman
                                        ---------------------
                                        Michael Handelman
                                        Chief Financial Officer
                                        TechnoConcepts, Inc.


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